BART AND ASSOCIATES, LLC
Attorneys at Law

December 24, 2014

Via SEC Edgar Submission
Pamela Long, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:          Virtual Sourcing, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Initial Form S-1 Filed: March 3, 2014
File No. 333-194254

Dear Ms. Long:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  We reissue comment two of our letter dated December 9, 2014. Please disclose in the prospectus that Norman Birmingham is not a promoter, or in any other way an affiliate of the Company. Please refer to Rule 408 of Regulation C of the Securities Act of 1933.

Answer to Comment 1:  The prospectus has been revised to disclose that Norman Birmingham is not a promoter, or in any other way an affiliate of the Company.

Comment 2:  We note your response to comment 5 of our letter dated December 9, 2014. Please revise your table of beneficial ownership accordingly.

Answer to Comment 2:  The beneficial ownership table has been revised to list accurate percentages of the shares owned.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Virtual Sourcing, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com